Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MIC[redacted]

02030554

REGISTRANT'S NAME Maximum Ventures Inc.

*CURRENT ADDRESS ____________________

PROCESSED

APR 16 2002

THOMSON FINANCIAL

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 3923 FISCAL YEAR 9-30-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlJ

DATE : 3/15/02

FORM 51-901F
ANNUAL REPORT

Incorporated as part of: SCHEDULE A, B & C

ISSUER DETAILS:

MAXIMUM VENTURES INC.
501-905 West Pender Street
Vancouver, BC V6C 1L6

Telephone: (604) 669-3116
Fax: (604) 669-5886

Contact Person:	Douglas Brooks
Contact's Position:	President
Contact Telephone Number:	(604) 669-5886
For the Year Ended:	September 30, 2001
Date of Report:	January 25, 2002

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Signed:	"Douglas Brooks"
Director Full Name:	Douglas Brooks
Date Signed:	January 25, 2002

Signed:	"Leeta Drinovz"
Director Full Name:	Leeta Drinovz
Date Signed:	January 25, 2002

MAXIMUM VENTURES INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2001
and
SEPTEMBER 30, 2000

DE VISSER GRAY
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Maximum Ventures Inc.

We have audited the balance sheets of Maximum Ventures Inc. as at September 30, 2001 and 2000 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
January 25, 2002

MAXIMUM VENTURES INC.
Balance Sheets
As at September 30

	2001	2000
	$	$
ASSETS		
Current Assets		
Cash and trust (note 3)	2,806	452,943
GST receivable	4,101	5,113
Prepaid expenses	375	1,826
	7,282	459,882
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	129,539	377,821
Due to related parties (note 4)	35,215	65,301
	164,754	443,122
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share capital (note 7)	3,012,611	3,012,611
Deficit	(3,170,083)	(2,995,851)
Continuing operations (note 1)	(157,472)	16,760
	7,282	459,882

Approved by the Board of Directors:

"Douglas B. Brooks"
Douglas B. Brooks

"Leeta M. Drinovz"
Leeta M. Drinovz

See accompanying notes to financial statements

MAXIMUM VENTURES INC.
Statements of Operations and Deficit
For the Years Ended September 30

	2001	2000
	$	$
Expenses		
Consulting	25,000	-
General exploration	32,821	-
Interest and bank charges	21,496	40,257
Legal and accounting	21,628	72,740
Management fees and benefits	30,000	29,931
Office and miscellaneous	17,874	26,338
Rent	18,000	18,000
Telephone	-	1,021
Travel and promotion	152	20,256
Trust and filing	7,261	11,430
Forgiveness of debt	-	(27,459)
Net loss for the year	(174,232)	(192,514)
Deficit - beginning of year	(2,995,851)	(2,803,337)
Deficit - end of year	(3,170,083)	(2,995,851)
Loss per share (note 8)	$ (0.03)	$ (0.07)

See accompanying notes to financial statements

MAXIMUM VENTURES INC.
Statements of Cash Flows
For the Years Ended September 30

	2001	2000
	$	$
Cash Provided by (Used For):		
Operating Activities		
Net loss for the year	(174,232)	(192,514)
Item not involving cash:		
Forgiveness of debt	-	(27,459)
	(174,232)	(219,973)
Changes in non-cash working capital components:		
GST receivable	1,012	4,501
Prepaid expenses	1,451	(1,732)
Accounts payable and accrued liabilities	(248,282)	160,055
Due to related parties	(30,086)	42,473
	(450,137)	(14,676)
Financing Activities		
Issuance of common shares*	-	477,600
Share issue costs	-	(10,000)
	-	467,600
Cash (used) provided during the year	(450,137)	452,924
Cash - beginning of year	452,943	19
Cash - end of year	2,806	452,943
Cash is comprised of:		
Cash in bank	757	2,943
Cash in trust	2,049	450,000
	2,806	452,943

*Supplementary disclosures on issuance of share capital - Refer to note 3

See accompanying notes to financial statements

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia and its principal activity had been the acquisition and exploration of resource properties. Currently, the Company has no properties or business.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has a net working capital deficiency and a capital deficiency of $157,472 as at September 30, 2001. The ability of the Company to continue as a going-concern depends upon its ability to acquire a viable business undertaking, finance it and to continue to obtain sufficient financing to pay for continuing operations.

There can be no assurance that the company will be able to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet and the Company may be rendered insolvent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of virtually all of their component balances.

Stock-based Compensation Plan

The Company grants stock options in accordance with the policies of the Canadian Venture Exchange, which restricts the exercise of stock options to their market price at the time of grant, accordingly, the company has not recognized any compensation expense. Consideration paid to the Company on the exercise of stock options is credited to share capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income Taxes

The Company has retroactively applied the new recommendations from the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for income taxes. According to these new recommendations, the Company accounts for and measures future tax assets and liabilities in accordance with the liability method instead of the deferral method used in the past.

Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

This retroactive change in accounting policy for future income taxes has no effect on the financial statements of either of the fiscal years presented.

3. FUNDS IN TRUST

During the comparative fiscal year the Company issued 666,666 units at $0.15 per unit, each unit comprising of one common share and one non-transferable share purchase warrant exercisable at $0.15 in the first year and at $0.18 in the second year, and 3,181,818 units at $0.11 per unit, each unit comprising of one common share and one non-transferable share purchase warrant exercisable at $0.11 in the first year and $0.13 in the second year. At September 30, 2001 the gross proceeds of $2,049 (2000 - $450,000) was held in trust.

4. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The year end balances referred to below are non-interest bearing, payable on demand and have arisen from the provision of services, loan advances, and expense reimbursements described.

During the year ended September 30, 2001 the Company incurred management fees of $30,000 (year ended September 30, 2000 - $30,000) and interest charges of $6,882 (2000 - $10,302) with a private company controlled by a director. At September 30, 2001, the Company owed this private company an aggregate of $35,211 (2000 - $65,230).

At September 30, 2001, the Company owed a director and officer an aggregate of $4 (2000 - $71) for a cash advance.

5 CONTINGENT LIABILITY

The Company is contingently liable to re-acquire 10,000 shares from a shareholder. The cost to the Company to acquire these shares is not known, however, as the amount is not considered material, no provision has been made for the contingency in these financial statements.

6. **COMPARATIVE FIGURES**

Certain of the comparative fiscal year's figures have been reclassified in conformity with the current year's statement presentation.

7. **SHARE CAPITAL**

Authorized share capital consists of 100,000,000 common shares without par value.

	Price Per Share	Number of Shares	Proceeds
	$		$
Issued at September 30, 1999		1,591,687	2,545,011
Private placements	0.11	3,181,818	(1) 340,000
Private placements	0.15	666,666	100,000
Stock options exercised	0.23	120,000	27,600
		3,968,484	467,600
Issued at September 30, 2000 and 2001		5,560,171	3,012,611

(1) net of share issue costs of $10,000

Refer to note 3 for receipt of proceeds from private placements.

Summary of stock options and warrants outstanding at September 30, 2001:

Type of Issue	Number Outstanding	Exercise Price	Expiry Date
		$	
Options	546,017	0.145	July 18, 2002
Warrants	3,181,818	0.13	March 31, 2002
	666,666	0.18	March 31, 2002
	3,848,484		

8. **LOSS PER SHARE**

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year. Stock options and warrants outstanding have not been considered since their effects would be anti-dilutive.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses:* Refer to Schedule "A" - Statement of Operations and Deficit and Schedule "C".

2. *Related party transactions:* Refer to note 4 in Schedule "A".

3. *Summary of securities issued and options granted during the year:*

   a) Summary of securities issued during the year: NIL

   b) Summary of options granted during the year: NIL

4. *Summary of securities as at September 30, 2001:*

   a) Authorized share capital: 100,000,000 common shares

   b) Shares issued and outstanding: 5,560,171 common shares

   c) Summary of options, warrants and convertible securities outstanding:

Type of Issue	Number Outstanding	Exercise Price	Expiry Date
		$	
Options	546017	0.145	July 18, 2002
Warrants	3181818	0.13	March 31, 2002
	666666	0.18	March 31, 2002
	3848484		

   d) Number of common shares held in escrow: 107,142
   Number of common shares subject to pooling: NIL

5. *Directors:* Hugh Burnett
Douglas B. Brooks
Leeta M. Drinovz

Officers: Douglas B. Brooks - President
Gwen Wegner - Corporate Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

Maximum Ventures Inc. (the "Issuer") is a venture company whose shares are listed and called for trading on the Canadian Venture Exchange.

Maximum incurred a net loss of $174,232 (0.03 per share) for the year ended September 30, 2001, as compared to a loss of $192,514(0.07 per share) for the year ended September 30, 2000. The decrease in net loss was due primarily to a decrease in administrative expenditures.

RESOURCE PROPERTIES

The Issuer's principal business is the acquisition, exploration and development of mineral properties. Currently, the Issuer has no properties and the issuer did incur exploration expenditures during the year ended September 30,2001. The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital.

FINANCING

No financing activities were undertaken by the Issuer during the year.

MANAGEMENT

Issuer's Board of Directors currently consists of Douglas B. Brooks, Hugh Burnett and Leeta Drinovz. Mr. Brooks is the President of the Company.

INVESTOR RELATIONS

No investor relations activities were undertaken by or on behalf of the Issuer during the year.

OUTLOOK

The Issuer is continuing to review business opportunities.

INACTIVE STATUS

Effective November 15,2000, the Company has been declared inactive under regulatory policies. The Issuer has filed a reactivation plan which has been approved and has until May16, 2002, to complete a reorganization.